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Irwin
Financial CORP

Annual
Report 2002

Five-Year Selected Financial Data

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its principal operating companies—Irwin Mortgage Corporation, Irwin Union Bank and Trust Company, Irwin Home Equity Corporation, Irwin Commercial Finance, and Irwin Ventures—provides a broad range of financial services to consumers and small businesses in selected markets in North America.

(In thousands)	2002	2001	2000	1999	1998
For the year					
Net revenues	$ 427,084	$ 400,937	$ 297,507	$ 266,748	$ 272,063
Other operating expense	340,853	327,737	237,976	214,111	221,206
Net income	53,328	45,516	35,666	33,156	30,503
Return on average equity	16.66%	21.82%	20.83%	21.51%	22.84%
Return on average assets	1.33	1.45	1.76	2.01	1.85
Dividend payout ratio	14.01	12.13	14.13	12.93	11.39
Common Share Data					
Earnings per share—Diluted	1.89	2.00	1.67	1.51	1.38
Cash dividends	0.27	0.26	0.24	0.20	0.16
Book value	12.98	10.81	8.92	7.55	6.70
Market value at December 31,	16.50	17.00	21.19	17.81	27.20
At year end					
Assets	$ 4,884,722	$ 3,446,602	$ 2,425,690	$ 1,682,992	$ 1,948,180
Deposits	2,694,344	2,308,962	1,442,589	870,318	1,009,211
Mortgage loans held for sale	1,314,849	502,086	579,788	508,997	936,788
Loans and leases, net	2,764,340	2,115,539	1,221,844	724,869	547,103
Long-term and collateralized debt	421,495	30,000	30,000	30,000	2,839
Trust preferred securities	233,000	198,500	153,500	50,000	50,000
Shareholders' equity	360,555	231,665	188,870	159,296	145,233
First mortgage servicing portfolio	16,792,669	12,875,532	9,196,513	10,488,112	11,242,470
Managed home equity portfolio	1,830,339	2,064,542	1,025,719	777,934	581,241
Risk-based capital ratio	13.2%	10.8%	13.6%	13.5%	12.3%
Tier 1 leverage ratio	9.7	9.4	12.4	12.8	10.5
Averages					
Assets	$ 4,005,803	$ 3,135,242	$ 2,022,980	$ 1,648,001	$ 1,655,205
Equity	320,016	208,578	171,196	154,143	133,953
Shares outstanding—Basic	26,829	21,175	20,973	21,530	21,732
Shares outstanding—Diluted	29,675	24,173	21,593	21,886	22,139

Irwin Financial at a Glance

Consumer Market

Eighty-one percent of our consolidated Net Revenues in 2002 were generated from our lines of business that serve consumers with products and services specifically designed for the residential finance market.

	Mortgage Banking	Home Equity Lending
Lines of Business	Irwin Mortgage originates and services residential first mortgage loans nationwide.	Irwin Home Equity originates and services prime-quality, high loan-to-value home equity loans nationwide.
Strategy	Emphasizes products for first time homebuyers with special needs and mortgage brokers who value our service, through a multi-channel distribution system.	Leverages expertise in customer segmentation, credit underwriting and processing to identify high credit quality homeowners.
2002 Highlights	○ Net income of $44.5 million, a 17% increase over 2001. ○ Loan originations of $11.4 billion, a 24% increase over 2001. ○ Servicing portfolio of $16.8 billion, a 30% increase year-over-year. ○ New Correspondent division started in October.	○ Net income of $1.0 million, a decrease of 94% from 2001, due to a transition in the accounting treatment of loan securitizations. ○ Originations of $1.1 billion, a decrease of 7% from 2001. ○ Managed portfolio decreased 11% to $1.8 billion at year end.

Commercial and Small Business Market

Our lines of business that serve commercial and small business customers contributed 19% to our consolidated Net Revenues in 2002.

Commercial Banking

Irwin Union Bank and Trust, founded in 1871, and Irwin Union Bank F.S.B. provide commercial banking services to small businesses in seven Midwestern and Rocky Mountain states.

Focuses on serving the commercial and private banking needs of small businesses and their owners. Provides customers with highly personalized, flexible service through experienced local management and staff.

- Net income of $16.1 million, an 80% increase over 2001.
- Loan portfolio at $1.8 billion, a 20% increase over 2001.
- Core deposits of $1.5 billion, a 34% increase year-over-year.
- Credit losses below long-term pricing assumptions.

Commercial Finance

Irwin Commercial Finance targets under-served niches with a full range of small ticket equipment leasing and franchise financing services throughout the United States and Canada.

Delivers leases through brokers and vendors as well as franchise finance loans.

- Net loss of $0.1 million, an improvement over a $2.9 million loss in 2001.
- Lease and loan portfolio totaled $346 million at year end, a 31% increase over 2001.
- Greater than budgeted credit losses in domestic broker business; other products/channels performed within expectations.
- U.S. expansion focused on vendor programs.

Venture Capital

Irwin Ventures invests private equity in early-stage companies.

Invests in early stage companies that use technology to change the delivery of financial services.

- $4.5 million carrying value, 1% of total capital.

Dear Shareholder

We are pleased to report very strong financial performance in 2002, in spite of the continuing difficult economic environment. Net revenues grew 7% year over year from $401 million to $427 million. Net income increased 17% year over year to $53.3 million rather than declining to $36 million as originally forecast, although earnings per share did fall 6% from $2.00 per share in 2001 to $1.89 per share in 2002 due to dilution from our common stock offering in February. We exceeded our long-term profitability goal for the 12th year in a row, delivering a return on equity (ROE) of 16.7% despite the transition in the accounting treatment of our earnings for home equity lending.

In late 2001, Irwin Financial announced that, due to changes in the regulatory capital treatment of residuals from securitizations, we would no longer account for the securitization of our home equity loans using the gain-on-sale method. Instead, we would use the portfolio accounting method, whereby the securitized loans are not treated as sold, but rather retained on our balance sheet. As a result, we expected that 2002 would be a transition year—our first year since 1989 in which net income would decline—and that we would complete this transition by the end of 2003, returning to meeting our long-term financial targets of 15% or better return on equity (ROE) and 12% or better annual growth in earnings per share thereafter. Our 2002 performance significantly exceeded these expectations.

Consolidated Net Income and ROE



$ Millions
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1990
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Net Income
Return on Equity

Our Diversified Revenue Model

In our last several annual reports, we have discussed the diversified revenue model that is at the heart of Irwin Financial's strategy. We combine three principal lines of business that take credit risk in different sectors of the economy (commercial banking, home equity lending, and commercial finance) with one that does not (mortgage banking). The core idea is this:

- When the economy is growing and interest rates are rising, the environment will generally benefit our credit-intensive lines of business, while making it more difficult for mortgage loan production.
- In a weaker economy, with falling interest rates, our credit-intensive businesses may face greater challenges, but our mortgage banking business will stand to benefit from higher volumes of refinances induced by falling interest rates.

Net Revenue by Product Line


$ Millions
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0
1999
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2002
Mortgage Lending
Home Equity Lending
Commercial Banking
Other

The value of this diversified revenue model was never more dramatically demonstrated than in 2002. The economic recession in North America increased credit costs in each of our credit-intensive lines of business. Falling interest rates tested our ability to hedge the accounting value of our portfolio of mortgage servicing rights. At the same time, declining rates drove mortgage loan production (especially in the fourth quarter) to record levels of volume and profitability. In addition, both Irwin Home Equity and Irwin Commercial Finance developed profitable outlets for the sale of loans without recourse. Three of our four lines of business (Irwin Mortgage, Irwin Union Bank, and Irwin Home Equity) exceeded their plans in 2002. The combination of these factors drove our consolidated results to record levels in revenues and net income, despite the transition in our accounting for home equity securitizations.

A Stronger Capital Base

Our capital base was strengthened in 2002 through a reduction in the growth rate of our risk-based assets from an annual average of 38% in the preceding five years to 15% in 2002. Two factors caused us to grow more cautiously this year: a decision to slow growth rates during a recession in order to maintain our long-term credit quality and the changes in banking regulations late in 2001 that caused Irwin Home Equity's securitization residuals to be significantly more capital intensive over certain levels.

As you know, in February of 2002, we raised $82.0 million from our first dilutive common stock offering since the 1920s in order to add to our capital base to support future growth and accommodate the change in regulations. Approximately two-thirds of this capital will support future growth, while one-third of it will support the capital rules on residuals. It was this new issue of common stock that accounts for the 6% decline in earnings per share, despite the 17% rise in net income in 2002.

A Strong Foundation for 2003

We believe that the strong results of 2002 have laid a good foundation for 2003.

- Irwin Mortgage has made investments to expand its existing production channels and has established a new correspondent channel in anticipation that rising rates some time in 2003 will begin to lower industry volumes. If rates rise later in the year as anticipated, the increase in our servicing portfolio from $12.9 billion at year end 2001 to $16.8 billion at year end 2002 should also stand to benefit this line of business, since the value of mortgage servicing rights typically increases with rising interest rates.

First Mortgage Servicing Portfolio


$ Billions
15
12
9
6
3
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
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2000
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2002

Irwin Union Bank's net income in 2002 increased 80%, as we intentionally slowed the growth of our loan portfolios to allow the results of prior year investments in new market expansion to fall to the bottom line. The year 2002 also saw a 34% increase in core deposits, increasing our net interest margin in this line of business from 3.80% in 2001 to 4.01% in 2002. We anticipate that the margin effect will carry over into 2003. Commercial banking has managed through a difficult credit environment with only a $1.2 million increase in charge-offs. We attribute this to the success of our strategy of entering new markets only when we can attract a market president and team of lending officers who have years of experience in those markets and to the investments we have made over the last six years in strengthening the processes and discipline of our credit culture.

Commercial Banking Core Deposits


$ Millions
1500
1200
900
600
300
0
1995
1996
1997
1998
1999
2000
2001
2002

- Irwin Home Equity earned a profit of $1.0 million in 2002, compared to a forecast at the beginning of the year of a small loss. The strategy of building a portfolio of on-balance sheet loans after ceasing to use gain-on-sale accounting for securitizations proceeded well, supplemented by the development of profitable whole loan sale outlets that allowed us to maintain our production franchise without growing our own balance sheet faster than our capital position allows. Losses have risen as the effects of the recession have been felt on our portfolio, but not enough to prevent this line of business from exceeding its net income plan for the year. Towards the end of 2002, Irwin Home Equity made a strategic shift in pricing and customer targeting to make its products more competitive for higher credit quality customers, which should be reflected in lower loss rates on future production.

- Irwin Commercial Finance recorded operating income below our expectations during its third year of business, but we believe it made several meaningful steps to move to profitability in 2003. As noted above, we developed whole loan sale outlets which we will use in conjunction with the development of an on-balance sheet portfolio. That portfolio grew nearly $80 million and, with the exception of the portion originated through U.S.-based brokers, had credit performance that met or exceeded our expectations. We have re-aligned our U.S.-based origination strategy to focus more on vendor-sourced products and believe we will soon see improved credit performance from this change.

- Irwin Ventures focused its efforts in 2002 on assisting the management of its portfolio companies in the post-technology boom environment. While our financial performance was poor in 2002 reflecting the significant reduction in value of most technology-based companies, we believe the companies in our portfolio will prove to be successful survivors over the next several years. Irwin Ventures requires a relatively small amount of our capital (about 1% of equity), but nonetheless provides us valuable insights into the opportunities to improve financial service delivery through the use of technology.

- In sum, we are optimistic about 2003, the second year of our transition off gain-on-sale accounting for home equity securitizations. Our long-term profitability target of 15% or better ROE and long-term EPS growth target of 12% or better are intended to be our standard of performance over economic cycles, not ones predicated on short-term economic forecasts.

Challenges Ahead

When discussing the outlook for 2003, we are repeatedly asked how we would be affected by (a) a sudden and rapid rise in interest rates, (b) an economy that continues its anemic recovery or dips again into recession, or (c) a sharp decline in home prices across the country. Recognizing that some combinations of these scenarios may be mutually exclusive, here is our response to each of these scenarios in turn.

Our balanced revenue model is specifically designed to deal with a rising interest rate environment. With rising rates, we would expect that first mortgage production would decline, along with the profitability of the production channel. However, Irwin Mortgage has started a new production channel, a correspondent lending division that we expect will contribute significantly to production in 2003, potentially offsetting some of the effects of decreasing industry volume. In a rising rate environment, we would also expect the value of mortgage servicing rights in the first mortgage business to increase and credit costs in our other three lines of business to decrease (as long as the increase in interest rates was driven by a stronger economic recovery), also offsetting the decline in the profitability of first mortgage production.

Of course, interest rate changes do not always happen smoothly. If, for example, rates were to rise suddenly in the first quarter and then stabilize at a new plateau, the quarterly pattern of our earnings in 2003 might be uneven. This was the case in 2002, when the fourth quarter benefited disproportionately from a steep fall in interest rates. At Irwin Financial, our balanced revenue strategy is intentionally focused on the long-term value of our servicing portfolio, our annual earnings stream, and long-term value of the company. Inter-quarter fluctuations in income are inherent in the volatility of some of the component parts of our balanced revenue model and are, therefore, of less concern to us so long as the long-term performance is good.

A scenario involving an anemic economic recovery or "double dip" recession in 2003 would be similar to the economic conditions we experienced in 2002. Credit costs would likely continue to be elevated, but our credit-intensive lines of business should remain profitable due to the level of portfolio interest income we expect, and already adequate loss reserves. The lower interest rates likely to be associated with this scenario should prolong the refinance boom our first mortgage business enjoyed in 2002.

The prospect of a potential national deflation in home prices has been the subject of a lot of debate and study of late. It is important to remember that residential real estate markets in the United States are highly regionalized. No such thing as a national residential real estate market really exists. There are some regions and metropolitan areas where growth in local real estate prices has outstripped growth in that region's personal income, which is a concern. However, studies by independent experts have found little evidence of a national "bubble."

Our efforts to anticipate the effects on Irwin Financial of a prolonged, nationwide decline in residential real estate values have been inconclusive. We retain significant credit risk exposure to residential real estate only in the home equity line of business, which represents about one-third of our assets. The commercial banking line of business' portfolio of credit-retained mortgages and home equity loans is only 8% of its assets, and Irwin Mortgage passes direct credit exposure on to others in the secondary market.

From the day we started Irwin Home Equity, we have not relied on the underlying value of the collateral in pricing our loans. In other words, we assume that once one of our home equity loans goes into default, we will lose the entire amount of the loan, recovering nothing from the value of the home that secures it. Therefore, a sharp decline in residential real estate prices in an area would increase our losses only to the extent it increased the frequency with which our borrowers defaulted on their second mortgages, walking away from their homes. The rate of default might rise if homeowners believe the equity in their homes has been eliminated by a drop in home values in their area, but we believe the impact of such a perception will be mitigated somewhat by the credit profile of our customers, people who understand the importance of maintaining a good personal credit history.

The Longer-Term Outlook

Turning to the longer-term outlook for Irwin Financial, we believe our future is bright. Our lines of business, balanced between serving small businesses (Irwin Union Bank and Irwin Commercial Finance) and consumers (Irwin Mortgage and Irwin Home Equity), are well positioned to benefit from long-term trends in the economy. With an economic recovery, the rate of small business formation is expected to increase once again. This was a powerful driver of economic performance throughout the 1990s. Housing demand is expected to grow at a multiple of the GDP growth rate, driven by a high rate of new household formation, increasing homeownership rates among minority populations, and immigration. Finally, we anticipate continued above average growth in home equity and debt consolidation opportunities among creditworthy homeowners.

Corporate Governance

Over the last two years, America experienced a wave of scandals resulting from abuses of the trust our society places in our system of corporate governance. Congress passed the Sarbanes-Oxley Act, stock exchanges proposed new regulations, and several groups published lists of "best practices." While each time new regulations or suggestions of best practices have been announced, we have studied our processes at Irwin Financial for opportunities to improve our corporate governance, and we are pleased to report that many of the practices now being required or suggested have been in place at Irwin Financial for many years.

The Board of Directors has had a substantial majority of independent directors for over 50 years. At present we have eight independent and two inside directors. We appointed a Lead Director several years ago to conduct executive sessions of the Board without management present at each board meeting. The Audit and Risk Management Committee and the Compensation Committee of the Board have been composed entirely of independent directors for more than 20 years. We remain committed to continuously improving our governance practices in the future.

Our Stock Price

In 2002, an investment in Irwin Financial stock produced a total return, including dividends of negative 1.4%, compared to total returns from the Russell 2000 index of negative 20.4% and the Russell 2000 Financial Services index of 3.6%. As shown in the chart below, our stock began the year at $17.00, reached a high of $20.66 and a low of $13.20, ending the year at $16.50.

2002 Common Stock Price and Volume


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Daily Volume

Annual Meeting

We invite all shareholders to attend our Annual Meeting to be held at 4:00 pm on April 24, 2003. Our meeting will be held at the Holiday Inn Conference Center in Columbus, Indiana, which is located on the northeast corner of the intersection of Interstate 65 and State Route 46. The meeting slides and audio of the presentations will also be available through the investor relations portion of our website at www.irwinfinancial.com. We hope you can join us.

Will Miller
Chairman

John Nash
President

John Nash's Retirement

As announced on January 24, John Nash will retire as President of Irwin Financial on April 30, 2003, after nearly 37 years with the Corporation. When John joined Irwin Union Bank in 1966, our company operated a single line of business with 175 employees from four offices in one county in south-central Indiana. In that year, we had total assets of $76 million and net income of $700 thousand. John's leadership has been absolutely central to our ability to grow beyond those borders, expanding to reach 3,228 employees in 133 offices in two countries, total assets of almost $5 billion and net income of $53 million. Throughout these years, he has impressed everyone who has come to know him with his ability to combine business acumen, personal warmth, and an abiding commitment to the core values of our institution. For many of us, he embodies our Guiding Philosophy. We will miss him as a friend and his influence as a role model more than we can say. We wish him the best.

The Guiding Philosophy, Mission, and Strategy of the Irwin Financial Corporation

Guiding Philosophy: What We Believe

Our Guiding Philosophy is our system of fundamental beliefs and principles about business. Our statement of corporate philosophy attempts to capture the essence of these principles in a single sentence:

We believe the purpose of our business is to create superior value for all of our stakeholders through a dedication to service, treating others as we would want to be treated, a long-term orientation, and the pursuit of the highest standards.

Throughout the Corporation, we use a collection of statements concerning what we believe about people, business, organizations and life—which we call our Core Values and Beliefs—to explain the six central concepts of this philosophy and to influence our decision-making. These are not rules which always apply to every situation. Rather, they are principles which are often helpful in deciding what course of action is most consistent with our corporate values.

Sometimes we face dilemmas when two or more of these principles are in conflict. In these cases, it is important to remember that principled decision-making in the real world always requires judgment. The following is a very brief summary of our Core Values and Beliefs.

- Our purpose is to **create superior value**, which means meeting the evolving needs of people, both individually and in groups, better than other organizations like us.
- We must do this **for all our stakeholders** (customers, employees, shareholders, suppliers, communities, and society as a whole) in an appropriate balance and while improving the tradeoffs between and among our stakeholders' interests over time.
- We value a **dedication to service** as shown by the characteristics of placing service to others above self-interest and of demonstrating a genuine customer focus.
- We believe in **treating others as we would want to be treated** by showing respect for all individuals, remembering the importance of our people in everything we do, and having fun as we work.
- Our **long-term orientation** causes us to embrace change rather than fear it, to commit ourselves to lifelong learning, and to balance self-confidence with humility.
- We pursue the **highest standards** in everything we do, including a commitment to honesty and integrity, honorable competition, management by fact, taking responsibility and being accountable, continuous improvement, and planning.

Mission: What We Want To Be

In the context of our Guiding Philosophy, we have developed a mission statement for Irwin Financial as a whole:

Irwin Financial's Mission is to be the best financial services company, through ethics and excellence, today and tomorrow.

It is important to note how our Mission aligns with our Guiding Philosophy. We think ethical decision-making and excellent performance must exist hand-in-hand in order for our business to create value for our stakeholders, in an appropriate balance, over the long term.

Neither our statement of corporate philosophy nor our mission statement accurately describe present reality. We do not pretend that everyone in our Corporation behaves consistently with all these values all the time or that we have achieved our Mission. As an organization of human beings, we are certainly not perfect. Nonetheless, believing in principles, having high aspirations, and critically assessing our behavior against both remains important. These are our beliefs about how we ought to behave, how we intend to behave, and what we aspire to be. They act as important standards to which we hold ourselves when assessing our own performance.

Strategy: What We Want To Do

Strategy is the sum of our decisions about what we will do to achieve our Mission given the environment in which we operate. Much more so than Guiding Philosophy or Mission, Strategy is influenced by external factors.

Our Strategy is to position the Corporation as an interrelated group of specialized financial services companies serving consumers and small businesses and optimizing the productivity of our capital base.

The three principal components of our Strategy are explained in further detail below:

○ **An interrelated group . . .**

We organize our activities into lines of business, each of which serves a distinct set of customers. Each line of business has its own management team, income statement, balance sheet, and equity base. We set individual performance targets, normally on the basis of creditworthiness, return on equity, and growth over time. Our structure allows the senior management of each line of business to focus their efforts on understanding their customers and meeting the needs of the markets they serve. We believe this approach promotes creativity, responsiveness, motivation, and accountability among the managers of each enterprise.

At the same time, the parent company works actively to add value to these lines of business through directly influencing these management teams, exploiting interrelationships, providing certain central services, managing consolidated risks, and making decisions to enter, exit, or restructure lines of business.

○ ... of specialized financial services companies serving consumers and small businesses ...

Our lines of business focus on the provision of financial services to selected segments of consumers and small business customers. These niches are chosen on the basis of our ability to create value for our customers and to get paid for doing so. By differentiating our products and services to these customer groups, we seek to earn a higher rate of return than is available offering commoditized financial services.

We conceive each of our lines of business as a specialized financial services company. Our two lines of business serving consumers are:

- First mortgage loan production and servicing (Irwin Mortgage);
- Home equity lending to prime-quality consumers for debt consolidation (Irwin Home Equity);

Our three lines of business serving small businesses are:

- Commercial banking in selected markets with a focus on providing financial services to small businesses and their owners (Irwin Union Bank);
- Small-ticket commercial equipment finance (Irwin Commercial Finance); and
- Venture capital investing in early stage developers of technology for the financial services industry (Irwin Ventures).

Our lines of business have also been selected due to the complementary nature of the response in their revenue and profit streams to changes in interest rates and credit cycles. Four of our lines of business—home equity lending, commercial banking, leasing, and venture capital—take risks (such as credit risk) that are generally correlated with the national economy. These businesses tend to do better in strong economies when interest rates are stable or rising and less well when the economy turns down. We balance this exposure to a weak economy with our participation in the mortgage banking business, where we take minimal credit risk as our loans are purchased by secondary market investors, such as Fannie Mae or Freddie Mac, or accompanied by guarantees from federal agencies, such as FHA and VA. The production side of the first mortgage business does best when interest rates are declining, which usually coincides with weaker economic times, providing a counter-cyclical element to our credit-sensitive businesses. In addition, our first mortgage servicing portfolio increases in value when interest rates rise and decreases in value when rates fall, providing a natural offset to the dynamics of the production side of the first mortgage business. Together, these complementary businesses tend to create a more consistent bottom line for the Corporation as a whole than we would achieve if we were in only one of these businesses.

. . . and optimizing the productivity of our capital base.

As a bank holding company, Irwin Financial is strictly regulated with a focus on various ratios of equity to assets, primarily for the consolidated Corporation and Irwin Union Bank on a stand-alone basis. As such, the size of our capital accounts limits the amount of risks we can assume if we are to maintain an adequate cushion above the minimum regulatory capital standards.

Accordingly, our Strategy seeks to balance growth between products and activities that are capital intensive and those which produce additional revenues and profits without adding proportionately to risk (less capital-intensive opportunities).

We call this approach "optimizing the productivity of our capital," because we believe it can produce a larger stream of revenues and profits from a given capital base than a strategy focused principally on asset growth.

The environment in which we compete changes constantly. Customer needs and expectations evolve in new directions. Former competitors disappear and new ones emerge. The regulatory, economic, technological, and political climates in which we operate vary with time. Therefore, strategy must be a dynamic process that is responsive to our environment.

We review our strategic direction annually to refine it or change it if necessary. In this way, we hope to remain flexible enough to continue to prosper and grow for decades to come. The path described above continues to help us ensure that our decision-making aligns with what we want to do, with what we want to be, and ultimately with what we believe.

Corporate and Subsidiary Locations


British Columbia
Alberta
Manitoba
Washington
Quebec
Oregon
Minnesota
Ontario
Wisconsin
New York
Connecticut
Michigan
Pennsylvania
New Jersey
Nevada
Nebraska
Illinois
Ohio
Utah
Indiana
Delaware
Colorado
Maryland
Missouri
California
Virginia
Kentucky
Arizona
North Carolina
Tennessee
Oklahoma
New Mexico
South Carolina
Georgia
Texas
Louisiana
Florida
Hawaii

Irwin Financial Corporation serves customers throughout North America.

Irwin Financial Corporation
Consolidated Balance Sheets

	Unaudited. (For audited statements, see the Corporation's Form 10-K.) (In thousands, except for shares)	December 31, 2002	December 31, 2001
Assets	Cash and cash equivalents	$ 157,771	$ 158,223
	Interest-bearing deposits with financial institutions	34,951	14,261
	Trading assets	157,514	199,071
	Investment securities—Held-to-maturity (Market value: $5,644 in 2002 and $6,206 in 2001)	5,349	6,065
	Investment securities—Available-for-sale	62,599	32,731
	Loans held for sale	1,314,849	502,086
	Loans and leases, net of unearned income	2,815,276	2,137,822
	Less: Allowance for loan and lease losses	(50,936)	(22,283)
		2,764,340	2,115,539
	Servicing assets	174,935	228,624
	Accounts receivable	55,928	41,828
	Accrued interest receivable	15,263	13,121
	Premises and equipment, net	32,398	34,988
	Other assets	108,825	100,065
	Total assets	$ 4,884,722	$ 3,446,602
Liabilities and Shareholders' Equity	Deposits		
	Noninterest-bearing	$ 821,814	$ 533,927
	Interest-bearing	1,170,660	889,448
	Certificates of deposit over $100,000	701,870	885,587
		2,694,344	2,308,962
	Short-term borrowings	993,124	487,963
	Long-term debt	30,070	30,000
	Collateralized borrowings	391,425	—
	Company-obligated mandatorily redeemable preferred securities of subsidiary trust	233,000	198,500
	Other liabilities	181,348	188,854
	Total liabilities	4,523,311	3,214,279
	Commitments and contingencies		
	Minority interest	856	658
	Shareholders' equity		
	Preferred stock, no par value—authorized 4,000,000 shares; issued none as of December 31, 2002 and 96,336 shares as of December 31, 2001	—	1,386
	Common stock, no par value—authorized 40,000,000 shares; issued 29,612,080 and 23,402,080 shares as of December 31, 2002 and 2001, respectively; including 1,840,623 and 2,096,947 shares in treasury as of December 31, 2002 and 2001, respectively	112,000	29,965
	Additional paid-in capital	3,606	4,426
	Deferred compensation	(240)	(449)
	Accumulated other comprehensive loss, net of deferred income tax benefit of $336 and $216 in 2002 and 2001, respectively	(1,142)	(325)
	Retained earnings	287,662	241,725
		401,886	276,728
	Less treasury stock, at cost	(41,331)	(45,063)
	Total shareholders' equity	360,555	231,665
	Total liabilities and shareholders' equity	$ 4,884,722	$ 3,446,602

Irwin Financial Corporation
Consolidated Statements of Income

Unaudited. (For audited statements, see the Corporation's Form 10-K.)
(In thousands, except for per share)

		For the Year Ended December 31, 2002	2001	2000
Interest income	Loans and leases	$ 218,350	$ 128,458	$ 93,258
	Loans held for sale	55,336	102,383	71,141
	Trading account	34,164	32,029	15,898
	Investment securities:			
	Taxable	3,262	4,908	4,116
	Tax-exempt	226	247	250
	Federal funds sold	104	257	143
	Total interest income	311,442	268,282	184,806
Interest expense	Deposits	54,361	73,340	52,820
	Short-term borrowings	15,003	29,656	31,528
	Long-term debt	8,631	2,320	3,430
	Preferred securities distribution	19,800	15,767	5,761
	Total interest expense	97,795	121,083	93,539
	Net interest income	213,647	147,199	91,267
	Provision for loan and lease losses	43,996	17,505	5,403
	Net interest income after provision for loan and lease losses	169,651	129,694	85,864
Other income	Loan servicing fees	73,505	67,362	58,641
	Amortization and impairment of servicing assets	(208,561)	(50,134)	(39,553)
	Net loan administration income	(135,056)	17,228	19,088
	Loan origination fees	76,766	64,303	52,696
	Gain from sales of loans	183,258	207,370	76,553
	Gain on sale of mortgage servicing assets	14,842	8,394	27,528
	Trading losses	(26,032)	(38,420)	14,399
	Derivative gains, net	125,476	5,946	—
	Other	18,179	6,409	21,379
	Total other income	257,433	271,243	211,643
Other expense	Salaries	188,263	184,293	124,509
	Pension and other employee benefits	33,928	26,870	20,601
	Office expense	18,225	14,698	12,420
	Premises and equipment	34,392	31,420	26,932
	Marketing and development	12,296	13,618	22,881
	Professional fees	9,611	10,371	7,027
	Other	44,138	45,467	23,606
	Total other expense	340,853	326,737	237,976
	Income before income taxes, and cumulative effect of change in accounting principle	86,231	74,200	59,531
	Provision for income taxes	33,398	28,859	23,865
	Income before cumulative effect of change in accounting principle	52,833	45,341	35,666
	Cumulative effect of change in accounting principle	495	175	—
	Net income	$ 53,328	$ 45,516	$ 35,666
Earnings per share	Before cumulative effect of change in accounting principle:			
	Basic	$ 1.97	$ 2.14	$ 1.70
	Diluted	$ 1.87	$ 1.99	$ 1.67
	Basic	$ 1.99	$ 2.15	$ 1.70
	Diluted	$ 1.89	$ 2.00	$ 1.67
	Dividends per share	$ 0.27	$ 0.26	$ 0.24

Long-Term Performance 1992–2002

Total Net Revenues

$ Millions


1992 95.0
1993 119.4
1994 115.0
1995 143.4
1996 181.1
1997 201.0
1998 272.1
1999 266.7
2000 297.3
2001 401.0
2002 427.1

Net Income

$ Millions


1992 12.9
1993 15.6
1994 18.2
1995 20.1
1996 22.4
1997 24.4
1998 30.5
1999 33.2
2000 35.7
2001 45.5
2002 53.3

Return on Average Equity

Percent


1992 26.51
1993 24.91
1994 23.91
1995 22.60
1996 20.37
1997 19.80
1998 22.77
1999 21.51
2000 20.83
2001 21.82
2002 16.66

Directors

Sally Abrams Dean
Retired Senior Vice President
Dillon, Read and Co. Inc.
(now UBS Warburg LLC)

David W. Goodrich
President and Chief Executive Officer
Central Indiana Corporate Partnership

John T. Hackett
Retired Managing General Partner
CID Equity Partners, L.P.

William H. Kling
President
American Public Media Group

Brenda J. Lauderback
Former President
Wholesale Group
Nine West Group, Inc.

John C. McGinty, Jr.
President
Peregrine Associates, Inc.

William I. Miller
Chairman
Irwin Financial Corporation

John A. Nash
President
Irwin Financial Corporation

Lance R. Odden
Retired President and Headmaster
The Taft School

Theodore M. Solso
Chairman and Chief Executive Officer
Cummins Inc.

Irwin Miller
Honorary Chairman

Senior Officers

William I. Miller
Chairman

John A. Nash
President

Thomas D. Washburn
Executive Vice President

Gregory F. Ehlinger
Senior Vice President and
Chief Financial Officer

Matthew F. Souza
Senior Vice President,
Ethics and Secretary

Lines of Business Senior Officers

Irwin Mortgage

Robert H. Griffith President

Les Acree Senior Vice President, Wholesale Lending

Mark E. Braden Senior Vice President and Chief Information Officer

Judson H. Croom, Jr. Senior Vice President, Retail and Correspondent Lending

Katrina J. Crubaugh Senior Vice President, Human Resources

Perry G. Hines Senior Vice President and Chief Marketing Officer

John F. Macke Senior Vice President, Strategy and Business Development

William M. Meyer Senior Vice President, Loan Administration

Timothy L. Murphy Senior Vice President and Chief Financial Officer

Erik J. Sorensen Senior Vice President, Secondary Marketing

Irwin Home Equity Corporation

Elena Delgado President

Spencer Carlsen Senior Vice President, Wholesale and Correspondent Loan Production

Edwin K. Corbin Senior Vice President, Business Development and Chief Financial Officer

J. Christopher Huseby Senior Vice President, Direct to Consumer/Retail

Jocelyn Martin-Leano Senior Vice President, Loan Servicing and Asset Resolution

Irwin Ventures

Thomas D. Washburn President

David S. Meyercord Senior Vice President, Investments

Irwin Union Bank and Trust

Claude E. Davis President

Bradley J. Kime Executive Vice President and Chief Operating Officer

Mark D. Higgins Executive Vice President and Chief Credit Officer

Debora L. Cox Senior Vice President, Operations Manager

Wallace W. Harris Senior Vice President and Chief Financial Officer

John S. Hawkins Senior Vice President, Western Regional Manager

Timothy P. Robinson Senior Vice President, Investments and Insurance

Joan Tupin-Crites Senior Vice President, General Counsel

Robert A. Walters Senior Vice President, Deposits and Retail Banking

Irwin Commercial Finance

Joseph R. LaLeggia President

Irwin Business Finance

Joseph R. LaLeggia President

Laurie A. Bakke Executive Vice President and General Manager

International Operations—Onset Capital

Joseph R. LaLeggia President

Mark L. Cannon Senior Vice President, Sales and Marketing

G. Robert Murphy Senior Vice President, Credit and Operations

Irwin Franchise Capital Corporation

John Rinaldi President

Lloyd A. Droller Chief Credit Officer

Albert M. Predmore Senior Vice President, Marketing

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. Words such as "anticipate," "assume," "believe," "continue," "expect," "future," "hope," "intended," "likely," "may," "might," "should," "strategy," "potentially," "will," "would," and similar expressions are intended to identify forward-looking statements, which may include, among other things:

- statements and assumptions relating to projected growth, earnings, earnings per share, and other financial performance measures as well as management's short-term and long-term performance goals;
- statements relating to the anticipated effects on results of operations or financial condition from recent and expected developments or events;
- statements relating to our business and growth strategies, including potential acquisitions; and,
- any other statements, projections or assumptions that are not historical facts.

Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. Actual future results may differ materially from what is projected due to a variety of factors, including, but not limited to, potential changes in interest rates, which may affect consumer demand for our products and the valuation of our servicing portfolio; staffing fluctuations in response to product demand; the relative profitability of our lending operations, including our correspondent mortgage loan originations; management of our servicing portfolios, including short-term swings in valuation of such portfolios due to quarter-end secondary market interest rates, which are inherently volatile; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates; unanticipated deterioration in the credit quality of our assets; difficulties in delivering products to the secondary market as planned or in securitizing our products as planned; difficulties in expanding our businesses or raising capital and other funding sources as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line-of-business performance; legislative or regulatory changes, including changes in the interpretation of regulatory capital rules; disclosure or consumer lending rules or rules affecting corporate governance; changes in applicable accounting policies or principles or their application to our business; or governmental changes in monetary or fiscal policies. Further, geopolitical uncertainty may negatively impact the financial services industry or cause changes in or exaggerate the effects of the factors described above. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent periodic reports we file with the Securities and Exchange Commission (SEC). Readers should also refer to our Annual Report on Form 10-K.

Shareholder Information

Capital Securities

Common Stock NYSE:IFC
Transfer Agent National City Bank
Contact Information 800-622-6757

Trust Preferred Securities
IFC Capital Trust I NYSE:IFC.P
Transfer Agent US Bank National Association
Contact Information 800-934-6802

IFC Capital Trust II NYSE:IFC.O
Transfer Agent Wilmington Trust
Contact Information 800-441-7120

IFC Capital Trust III NYSE:IFC.N
Transfer Agent Wilmington Trust
Contact Information 800-441-7120

IFC Capital Trust VI NYSE:IFC PrM
Transfer Agent US Bank Trust National Association
Contact Information 800-934-6802

Form 10-K

Copies of the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be accessed electronically through the Internet at: www.irwinfinancial.com or contact:

Gregory F. Ehlinger
Senior Vice President, CFO
Irwin Financial Corporation
P.O. Box 929
Columbus, Indiana 47202-0929

Irwin Financial Corporation is an equal opportunity employer.

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